Regulus Therapeutics Inc.

3545 John Hopkins Court

Suite 210

San Diego, CA 92121

(858) 202-6300

July 15, 2013

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Austin	Stephenson

  Jeffrey P. Riedler

Re:	Regulus Therapeutics Inc.

Registration Statement on Form S-1

Filed: June 26, 2013

File No. 333-189607

Ladies and Gentlemen:

Regulus Therapeutics Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 4:00 p.m. Eastern Time on Tuesday, July 16, 2013, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

REGULUS THERAPEUTICS INC.

By:	/s/ Kleanthis G. Xanthopoulos
Kleanthis G. Xanthopoulos, Ph.D.
President and Chief Executive Officer

cc:	Kenneth J. Rollins, Cooley LLP
Mitchell S. Bloom, Goodwin Procter LLP